SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

BRIDGELINE DIGITAL, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

      10807Q205

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

√   Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 10807Q205	SCHEDULE 13G	Page 2 of 5 Pages

1      NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert F. Taglich

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)
	8	SHARED DISPOSITIVE POWER	0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     ☐

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 9.57% as of the date of filing of this statement. (Based on 5,326,615 shares issued and outstanding as of December 31, 2015, plus the shares issuable upon the exercise of the convertible securities referred to above.)

12     TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

CUSIP No. 10807Q205	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Bridgeline Digital, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

80 Blanchard Road Burlington, Massachusetts, 01803

Item 2(a). Name of Person Filing:

Robert F. Taglich

Item 2(b). Address of Principal Business Office or, if none, Residence:

790 New York Avenue, Huntington, NY 11743

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:

10807Q205

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐     An investment adviser in accordance with § 240.13d-1(b) – 1(b)(1)(ii)(E);

(f) ☐     An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

CUSIP No. 10807Q205	SCHEDULE 13G	Page 4 of 5 Pages

Item 4. Ownership

(a)	Amount beneficially owned: 542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)

(b)

Percent of class: Approximately 9.57% as of the date of filing of this statement. (Based on 5,326,615 shares issued and outstanding as of December 31, 2015, plus the shares issuable upon the exercise of the convertible securities referred to above.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 542,952 (includes 249,028 shares issuable upon the exercise of convertible securities which are exercisable within 60 days of December 31, 2015)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of a Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 10807Q205	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 16, 2016

/s/ Robert F. Taglich

Robert F. Taglich